UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
                                       AND
           (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 3)

                          Notify Technology Corporation
                  --------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    669956104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2008
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)

         |X|  Rule 13d-1(c)

         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  669956104

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1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Strategic Turnaround Equity Partners, LP (Cayman) ("STEP")
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a) |_|
                                      (b) |X| Joint Filer
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3.  SEC USE ONLY

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4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands
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                                      5. SOLE VOTING POWER: 0
NUMBER OF SHARES
BENEFICIALLY OWNED                    6. SHARED VOTING POWER: 1,036,321
BY EACH REPORTING PERSON WITH
                                      7. SOLE DISPOSITIVE POWER: 0

                                      8. SHARED DISPOSITIVE POWER: 1,036,321
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,036,321
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                      |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.36%*
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12. TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
* On the basis of 14,075,662 shares of Common Stock reported by the Company to be issued and outstanding as of December 12, 2008 in the Company's latest Annual report on Form 10-KSB, as filed with Securities and Exchange Commission on December 12, 2008.

CUSIP No.669956104

--------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Galloway Capital Management, LLC ("GCM")
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                      (a) |_|
                                      (b) |X| Joint Filer
--------------------------------------------------------------------------------
3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                      5. SOLE VOTING POWER: 0
NUMBER OF SHARES
BENEFICIALLY OWNED                    6. SHARED VOTING POWER: 1,036,321
BY EACH REPORTING PERSON WITH
                                      7. SOLE DISPOSITIVE POWER: 0

                                      8. SHARED DISPOSITIVE POWER: 1,036,321
--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,036,321 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                      |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.36% *
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
* On the basis of 14,075,662 shares of Common Stock reported by the Company to be issued and outstanding as of December 12, 2008 in the Company's latest Annual report on Form 10-KSB, as filed with Securities and Exchange Commission on December 12, 2008.

(1) This includes 1,036,321 shares of common stock held by STEP for which the reporting person has the shared power to vote and dispose.

CUSIP No. 669956104

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce Galloway
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) |_|
                                      (b) |X| Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY
--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                      5. SOLE VOTING POWER: 281,607
NUMBER OF SHARES
BENEFICIALLY OWNED                    6. SHARED VOTING POWER: 1,036,321
BY EACH REPORTING PERSON WITH
                                      7. SOLE DISPOSITIVE POWER: 281,607

                                      8. SHARED DISPOSITIVE POWER: 1,036,321
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,317,928 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                      |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.36% *
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------
* On the basis of 14,075,662 shares of Common Stock reported by the Company to be issued and outstanding as of December 12, 2008 in the Company's latest Annual report on Form 10-KSB, as filed with Securities and Exchange Commission on December 12, 2008. (1)

(1) Of the total of 1,317,928 shares of common stock, 188,941 shares are held by Mr. Galloway's Individual Retirement Account for which Mr. Galloway has sole power to vote and dispose, 22,666 shares are held by Mr. Galloway's children for which he has the sole power to vote and dispose, 70,000 shares are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 50% owner ("RexonGalloway") for which Mr. Galloway retains sole investment and voting discretion, 1,036,321 shares are held by Strategic Turnaround Equity Partners, LP (Cayman) ("STEP"), for which Mr. Galloway has the shared power to vote and dispose. Mr. Galloway is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned by STEP, except to: (i) the indirect interests by virtue of Mr. Galloway being a managing member of Galloway Capital Management, LLC, the general partner of STEP; and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner in STEP.

CUSIP No. 669956104

--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Gary Herman
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                      (a) |_|
                                      (b) |X| Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                      5. SOLE VOTING POWER: 0
NUMBER OF SHARES
BENEFICIALLY OWNED                    6. SHARED VOTING POWER: 1,036,321
BY EACH REPORTING PERSON WITH
                                      7. SOLE DISPOSITIVE POWER: 0

                                      8. SHARED DISPOSITIVE POWER: 1,036,321
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,036,321 (1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                      |_|
--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.36% *
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON
         IN

* On the basis of 14,075,662 shares of Common Stock reported by the Company to be issued and outstanding as of December 12, 2008 in the Company's latest Annual report on Form 10-KSB, as filed with Securities and Exchange Commission on December 12, 2008. (1)

(1) Of the total, 1,036,321 shares are held by STEP for which Mr. Herman has the shared power to vote and dispose. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares directly beneficially owned by STEP, except:
(i) to the indirect interests by virtue of Mr. Herman being a managing member of Galloway Capital Management, LLC, the general partner of STEP; and (ii) the indirect interests of Mr. Herman by virtue of being a limited partner in STEP.

Item 1(a).  Name of Issuer:

                    Notify Technology Corporation (the "Issuer")

      --------------------------------------------------------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:

                    1054 South Se Anza Blvd., San Jose, CA 95129

      --------------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

      Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman

      --------------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

      The principal business address for STEP is c/o Stuarts Corporate Services, Ltd., P.O. Box 2510 GT, 4th Floor, One Cayman Financial Centre, 36A Dr. Roy's Drive, Georgetown, Grand Cayman, Cayman Islands. STEP is managed by Galloway Capital Management, LLC with its principal business address at 720 Fifth Avenue, 10th Floor, New York, NY 10019.

      The principal business address for Galloway Capital Management, LLC, Messrs. Galloway and Herman is 720 Fifth Avenue, 10th floor, New York, New York 10019.

      --------------------------------------------------------------------------

Item 2(c).  Citizenship:

      STEP is a limited partnership founded under the laws of the Cayman
Islands.

      Galloway Capital Management, LLC is a limited liability company incorporated in the State of Delaware, Messrs. Galloway and Herman are citizens of the United States.

      --------------------------------------------------------------------------

Item 2(d).  Title of Class of Securities:


      This statement on Schedule 13G is being filed with respect to Common Stock, $0.01 par value per share (the "Common Stock") of the Issuer.

      --------------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                    669956104
      --------------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a: Not Applicable.

      (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

      (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

      (d) |_| Investment company registered under Section 8 of the Investment Company Act.

      (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

      (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 669956104

Item 4.  Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:

      The information in items 1 and 5 through 11 on the cover page on this
Schedule 13G is hereby incorporated by reference.

      --------------------------------------------------------------------------

      (b) Percent of class:

      (c) The information in items 1 and 5 through 11 on the cover page on this
Schedule 13G is hereby incorporated by reference.

      --------------------------------------------------------------------------

      (c) Number of shares as to which such person has:

            (i) Sole power to vote or direct the vote : The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
            (ii) Shared power to vote or direct the vote: The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
            (iii) Sole power to dispose or direct the disposition of : The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.
            (iv) Shared power to dispose or direct the disposition of : The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

The purpose of this Filing is to reflect the ownership by the Reporting Persons in the shares of the Issuer.

         Strategic Turnaround Equity Partners, L.P. (Cayman): 1,036,321 Bruce Galloway: 1,317,928(1)
         Gary Herman: 1,036,321(2)
         Galloway Capital Management, LLC: 1,036,321(3)

(1) Includes 188,941 shares held by Mr. Galloway's Individual Retirement Account for which Mr. Galloway has sole power to vote and dispose, 22,666 shares held by Mr. Galloway's son for whom Mr. Galloway has the sole power to vote and dispose, 70,000 shares held by RexonGalloway Capital Growth, LLC, for which Mr. Galloway has the sole power to vote and dispose. Also includes 1,036,321 shares held by Strategic Turnaround Equity Partners, L.P. (Cayman) ("STEP"), for which Mr. Galloway has the shared power to vote and dispose. Mr. Galloway owns approximately 20% of the partnership interests in STEP as of December 31, 2008.

Mr. Galloway and Mr. Herman are the managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares owned by STEP. As a result, Mr. Galloway may be deemed to directly beneficially own the shares held by his son, and may be deemed indirectly beneficially own, together with Mr. Herman, the shares held by STEP. Mr. Galloway disclaims beneficial ownership of the shares directly beneficially owned, together with Mr. Herman, by STEP, except to the indirect interests by virtue of Mr. Galloway being, together with Mr. Herman, managing members of Galloway Capital Management, LLC, the general partner of STEP.

(2) Reflects 1,036,321 shares held by STEP, for which Mr. Herman has the shared power to vote and dispose. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP.

Mr. Herman and Mr. Galloway are managing members of Galloway Capital Management, LLC, the general partner of STEP and share the power to vote and dispose the shares. As a result, Mr. Herman may be deemed to indirectly beneficially own, together with Mr. Galloway, the shares held by STEP. Mr. Herman disclaims beneficial ownership, together with Mr. Galloway, of the shares directly beneficially owned by STEP, except to the indirect interests by virtue of Mr. Herman being, together with Mr. Galloway, managing members of Galloway Capital Management, LLC, the general partner of STEP.

(3) Reflects 1,036,321 shares held by STEP, for which GCM has the shared power to vote and dispose.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                                 Not Applicable
      --------------------------------------------------------------------------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


                                 Not Applicable

      --------------------------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group.

                                 Not Applicable

      --------------------------------------------------------------------------

Item 9.  Notice of Dissolution of Group.

                                 Not Applicable

      --------------------------------------------------------------------------

Item 10.  Certifications.

      (a)   Not Applicable

      (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2008

                Strategic Turnaround Equity Partners, LP (Cayman)
                By: /s/ Gary Herman
                    -------------------------
                Name:  Gary Herman
                Title: Managing Member of Galloway Capital Management, LLC, the
                       General Partner of Strategic Turnaround Equity
                       Partners, LP (Cayman)

                Galloway Capital Management, LLC

                By: /s/ Gary Herman
                    -------------------------
                Name:  Gary Herman
                     Title: Managing Member

                By: /s/ Gary Herman
                    -------------------------
                    Bruce Galloway

                By: /s/ Gary Herman
                    -------------------------
                    Gary Herman